 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.__)*

Landcadia Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

51476W206

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

Copy to:

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476W206

1	NAMES OF REPORTING PERSONS. Leucadia National Corporation, on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-2615557
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,763,561 shares(1)(2)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,763,561 shares(1)(2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,763,561 shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO; HC

(1)	Includes 638,561 shares of the Issuer’s Class A Common Stock and 3,125,000 shares of the Issuer’s Class F Common Stock. The shares of Class A Common Stock are included within the units of the Issuer, each of which consists of one share of Class A Common Stock and one warrant to purchase one-half of one share of Class A Common Stock. The shares of Class F Common Stock are convertible into the Issuer’s Class A Common Stock and have no expiration date, as described under the heading “Description of Securities--Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-210980).

(2)	Excludes 3,819,280 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 25,000,000 shares of Class A Common Stock and 6,250,000 shares of Class F Common Stock outstanding as of November 11, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2016.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Landcadia Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1510 West Loop South, Houston, Texas 77027.

Item 2. Identity and Background.

This Schedule 13D is filed by Leucadia National Corporation, a New York corporation (“Leucadia”), on behalf of itself and its controlled subsidiaries (the “Reporting Person”). Leucadia is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including investment banking and capital markets, beef processing, manufacturing, oil and gas exploration and production and asset management. Leucadia also owns equity interests in businesses that are accounted for under the equity method of accounting, including a diversified holding company, real estate, commercial mortgage banking and servicing, telecommunication services in Italy, automobile dealerships and development of a gold and silver mining project.

The address of the principal office of the Reporting Person is 520 Madison Ave., New York, NY 10022. Leucadia is incorporated in the State of New York.

Leucadia is one of the Issuer’s sponsors. The names of Leucadia’s directors and executive officers (the “Scheduled Persons”) are provided on Schedule I hereto.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Founder Shares

In 2008, Leucadia purchased an aggregate of 1,000 shares of Common Stock (100% of the issued and outstanding shares) for $1,000. On September 15, 2015, the Issuer increased the total number of authorized shares of all classes of capital stock to 221,000,000, of which 200,000,000 shares are shares of Common Stock at par value $0.0001 per share; 20,000,000 shares are Class F Common Stock at par value $0.0001 per share; and 1,000,000 shares are Preferred stock at par value $0.0001 per share.

On September 15, 2015, the Issuer reclassified all of its issued and outstanding shares of Common Stock to Class F Common Stock (“Founder Shares”), and conducted a 1:7,187.5 stock split. On September 16, 2015, the Issuer issued 7,187,500 additional Founder Shares to Fertitta Entertainment, Inc., a Texas corporation (together with Leucadia, the “Sponsors”) for $10,000. On October 1, 2015, the Issuer completed a 5:1 reverse stock split of the Founder Shares. On April 27, 2016, the Issuer conducted a 1:3 stock split, and on May 25, 2016, each of the Sponsors returned to the Issuer, at no cost, 718,750 Founder Shares (1,437,500 total shares), which were cancelled. The underwriters did not exercise their over-allotment option in connection with the Issuer’s initial public offering, which closed on June 1, 2016, and as such, the Sponsors forfeited 937,500 shares, which were returned to the Issuer, at no cost, on June 30, 2016. Following these transactions, Leucadia owned 3,125,000 Founder Shares.

At the time of the Issuer’s initial business combination, the Founder Shares will automatically convert into Common Stock on a one-for-one basis, subject to adjustment as provided in the prospectus associated with the Issuer’s initial public offering (the “prospectus”). If additional Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the prospectus and related to the closing of the initial business combination, the ratio at which the Founder Shares will convert into Common Stock will be adjusted (unless the holders of a majority of the then-outstanding Founder Shares agree to waive such adjustment) so that the number of share of Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of the Issuer’s initial public offering plus all shares of Common Stock and equity-linked securities issued or deemed issued in connection with the initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination or pursuant to warrants issued to our Sponsors. Holders of the Founder Shares and holders of the Common Stock will vote together as a single class on all matters submitted to a vote of the Issuer’s stockholders, except as required by law.

Sponsor Warrants

Pursuant to the Warrant Subscription Agreement included in this filing as Exhibit 1, on October 2, 2015, the Sponsors purchased an aggregate of 14,000,000 warrants at a price of $0.50 per warrant (an aggregate purchase price of $7,000,000) in a private placement that occurred simultaneously with the closing of the Issuer’s initial public offering (the “Sponsor Warrants”). Each Sponsor Warrant entitles the holder to purchase one-half of one share of Common Stock at $5.75 per one-half share ($11.50 per whole share). The Sponsor Warrants (including the Common Stock issuable upon exercise of the Sponsor Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination, and they will be non-redeemable so long as they are held by the initial purchasers of the Sponsor Warrants or their permitted transferees. If the Sponsor Warrants are held by someone other than the initial purchasers of the Sponsor Warrants or their permitted transferees, the Sponsor Warrants will be redeemable by the Issuer and exercisable by such holders on the same basis as the warrants included in the units sold in the Issuer’s initial public offering. Otherwise, the Sponsor Warrants have terms and provisions that are identical to those of the warrants sold in the Issuer’s initial public offering, except that the Sponsor Warrants may be settled on a cashless basis. If the Issuer does not complete the initial business combination, the proceeds of the sale of the Sponsor Warrants will be part of the liquidating distribution to the public stockholders and the Sponsor Warrants issued to the Sponsors will expire worthless. Leucadia purchased 7,000,000 Sponsor Warrants which are exercisable for an aggregate of 3,500,000 shares of the Common Stock.

Market Making Transactions

From May 26, 2016 through June 24, 2016 the Reporting Person purchased an aggregate of 638,561 of the Issuer’s units in market making transactions for an approximate aggregate purchase price of $6,385,610. Each unit consists of one share of Common Stock and one warrant to purchase one-half of one share of Common Stock (the “Public Warrants”). Pursuant to the terms of the Warrant Agreement included in this filing as Exhibit 2, the Issuer agreed to use its best efforts to file a new registration statement under the Securities Act of 1933, as amended (“Securities Act”), following the completion of the initial business combination covering the Common Stock underlying the Public Warrants. Each Public Warrant entitles the holder to purchase one-half of one share of Common Stock at a price of $5.75 ($11.50 per whole share). No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Issuer will, upon exercise, round down to the nearest whole number the number of share of Common Stock to be issued to the warrant holder. Each Public Warrant will become exercisable on the later of 30 days after the completion of the initial business combination or 12 months from the closing of the Issuer’s initial public offering. However, if the Issuer does not complete the initial business combination on or prior to the 24-month period allotted to complete the initial business combination, the Public Warrants will expire at the end of such period. If the Issuer is unable to deliver registered shares of Common Stock to the holder upon exercise of Public Warrants issued in connection with the units during the exercise period, there will be no net cash settlement of these Public Warrants and the Public Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the Warrant Agreement. Once the Public Warrants become exercisable, the Issuer may call the warrants for redemption: (i) in whole and not in part; (ii) at a price of $0.01 per warrant; (iii) upon not less than 30 days prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and (iv) if, and only if, the reported closing price of the shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Issuer sends the notice of redemption to the warrant holders.

Plans or Proposals

Other than described above and in connection with the Issuer’s initial business combination, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Transfers of Founder Shares and Sponsor Warrants

The Founder Shares, Sponsor Warrants and any shares of Common Stock issued upon exercise of the Sponsor Warrants are each subject to transfer restrictions pursuant to lockup provisions in letter agreements with the Issuer entered into by the initial stockholders. Those lockup provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, (A) one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to the Issuer’s initial business combination, the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (B) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Sponsor Warrants and the respective Common Stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination, except, in each case, (a) to the Issuer’s officers or directors, any affiliates or family members of any of our officers or directors, any members of the Sponsors, or any affiliates of the Sponsors, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) by virtue of the laws of the state of Delaware or the organizational documents of either of the Sponsors upon dissolution of a Sponsor; (g) in the event of the Issuer’s completion of a liquidation prior to the completion of the Issuer’s initial business combination; or (h) in the event of the Issuer’s completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Issuer’s completion of the Issuer’s initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions. The Letter Agreement among the Issuer and the Sponsors is included in this filing as Exhibit 3.

Working Capital Loans

In order to finance transaction costs in connection with an intended initial business combination, the Sponsors or affiliates of the Sponsors or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required. Following an initial business combination, up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Sponsor Warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Registration Rights

Pursuant to the Registration Rights Agreement included in this filing as Exhibit 4, the holders of the Founder Shares, Sponsor Warrants and warrants that may be issued upon conversion of working capital loans have rights to require the Issuer to register a sale of any of the Issuer’s securities held by them. These holders are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period.

Voting on Business Combination

Pursuant to the terms of the letter agreements entered into between the Issuer and the initial stockholders, the initial stockholders have agreed with the Issuer that if the Issuer seeks stockholder approval of a proposed business combination, the initial stockholders will vote all Founder Shares and any other shares of Common Stock held by them in favor of such proposed business combination.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Warrant Subscription Agreement, dated October 2, 2015, between the Issuer and Leucadia National Corporation (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-210980), filed with the SEC on April 28, 2016).
2.	Warrant Agreement, dated May 25, 2016, by and between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-37788), filed with the SEC on June 1, 2016).
3.	Letter Agreement, dated May 25, 2016, by and among the Issuer, Tilman J. Fertitta, Richard Handler, Richard H. Liem, Steven L. Scheinthal, Nicholas Daraviras, Leucadia National Corporation and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37788), filed with the SEC on June 1, 2016).
4.	Registration Rights Agreement, dated May 25, 2016, by and among the Issuer, Leucadia National Corporation and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-37788), filed with the SEC on June 1, 2016).
5.	Power of Attorney of Leucadia regarding Schedule 13D filings (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Leucadia with the SEC on May 26, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2017	Leucadia National Corporation

	By:	/s/ Elliott Smith
Elliott Smith
Attorney-in-Fact

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF LEUCADIA

The following information is provided for each of the directors and executive officers of Leucadia:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
Jeffrey C. Keil (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Linda L. Adamany (Director)	(1)	U.S.
Robert D. Beyer (Director)	(1)	U.S.
Francisco L. Borges (Director)	(1)	U.S.
Stuart H. Reese (Director)	(1)	U.S.
John M. Dalton (Controller)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.
Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.
Rocco J. Nittoli (Vice President and Treasurer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022